FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power Receives 2001 Final Dividend Payment From Hubco

(London, 31 January 2002) International Power today received from The Hub Power Company (Hubco) GBP 7 million as final dividend for the year ended 30 June 2001.

This is the second dividend paid by Hubco following the resolution of its dispute with Pakistan's Water and Power Development Authority (WAPDA).

"The timely payment of this dividend demonstrates WAPDA's commitment to Hubco and also indicates that dividend payments from Hubco can now be expected as normal course of business", said Peter Giller, International Power's Chief Executive Officer.

Notes to the Editors:

International Power has a 25.7% equity interest in Hubco. An interim dividend for the year ended 30 June 2001 was paid to shareholders in December 2001, which was the first dividend paid to Hubco shareholders following the settlement of a tariff dispute that caused the suspension of all dividend payments for a three-year period beginning in 1998.

For further information:

Media contact:
Aarti Singhal
+44 207-320-8681

Investor contact:
Grant Jones
+44 207 320 8619

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 31 January 2002

By [signature]
Stephen Ramsay
Company Secretary